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                                                            EXHIBIT 99.2

DIRECTORS

Shareholders annually elect directors to serve for one year and until their successors have been elected and shall have qualified. The nine persons whose biographies appear on the following pages have been proposed by the Board of Directors based on a recommendation by the Nominating Committee of the Board of Directors, none of whose members is an officer of the Company.

Seven of the nine nominees are neither employees nor former employees of Xerox, its subsidiaries or associated companies. These Board members bring to us valuable experience from a variety of fields.

If for any reason, which the Board of Directors does not expect, a nominee is unable to serve, the proxies may use their discretion to vote for a substitute proposed by the Board of Directors.

Committee Functions, Membership and Meetings

Our Board of Directors has several standing committees: the Audit, Nominating, Executive Compensation and Benefits, Finance and Executive Committees. Here is a description of each Committee, the number of meetings held during 2001 and its membership during 2001:

Audit Committee (13 meetings)

    Responsibility:

    o annually recommend to the Board for its nomination, for submission to the shareholders for their election, a firm of independent certified public accountants (Auditor);

    o review periodically the independence of the Auditor;

    o review the annual fees of the Auditor;

    o review the annual audited financial statements, changes in accounting policies, financial reporting practices and significant reporting issues and judgments made in connection with the preparation of such audited financial statements;

    o review with the Auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to communications with audit committees;

    o review the comments and recommendations contained in the Auditor's and Director of Internal Audit's annual summary audit management reports and executive management's response to those reports;

    o review with the management, Auditor and Director of Audit the adequacy of internal controls that could significantly affect the Company's financial statements;

    o make a recommendation to the Board with respect to the audited financial statements to be included in the Company's Annual Report to Shareholders and the Form 10-K to be filed with the Securities and Exchange Commission;

    o examine and make recommendations, if any, with respect to the plans for and the results of the annual audit conducted by the Auditor and the Director of Audit;

    o discuss with management and the Auditor the Company's quarterly

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financial results prior to the release of earnings and/or the filing of the Company's quarterly report on Form 10-Q; and

    o review at least annually with the Company's Ethics Compliance Officer the status and results of the annual ethics compliance program.

    A Report of the Audit Committee appears below under "Report of the Audit Committee".

    Members: Antonia Ax:son Johnson, Hilmar Kopper, N. J. Nicholas, Jr., John E. Pepper, Martha R. Seger and Thomas C. Theobald, all non-employee directors.

    Chairman: Mr. Theobald

    All of the members of the Audit Committee are independent as defined in the listing standards of the New York Stock Exchange, Inc.

Nominating Committee (one meeting)

    Responsibility: recommends to the Board of Directors nominees for election as directors of the Company. The Committee considers the performance of incumbent directors in determining whether to recommend their nomination.

    Members: Vernon E. Jordan, Jr., Hilmar Kopper, Ralph S. Larsen and George J. Mitchell

    Chairman: Mr. Jordan

Executive Compensation and Benefits Committee (seven meetings)

    Responsibility:

    o recommends to the Board of Directors the remuneration arrangements for senior management of the Company, including the adoption of compensation plans in which senior management is eligible to participate and the granting of benefits under any such plans and

    o consults with the Chief Executive Officer and advises the Board with respect to senior management succession planning.

    Members: Antonia Ax:son Johnson, Ralph S. Larsen, John E. Pepper and Thomas C. Theobald, all non-employee directors.

    Chairman: Mr. Larsen

Finance Committee (four meetings)

    Responsibility:

    o oversees the investment management of the Company's employee savings and retirement plans and

    o reviews the Company's asset mix, capital structure and strategies, financing strategies, insurance coverage and dividend policy.

    Members: Vernon E. Jordan, Jr., George J. Mitchell, N. J. Nicholas, Jr. and Martha R. Seger, all non-employee directors.

    Chairman: Mr. Nicholas

Executive Committee (one meeting)

    The Executive Committee has all the authority of the Board of

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Directors, except with respect to certain matters that by statute may not be delegated by the Board of Directors. The committee acts only in the intervals between meetings of the full Board of Directors. It acts usually in those cases where it is not feasible to convene a special meeting or where the agenda is the technical completion of undertakings already approved in principle by the full Board.

    Members: Paul A. Allaire, Vernon E. Jordan, Jr., Ralph S. Larsen and Anne M. Mulcahy.

    Chairman: Mr. Allaire

Attendance and Compensation of Directors

Attendance: 17 meetings of the Board of Directors and 26 meetings of the Board committees were held in 2001. All incumbent directors other than Hilmar Kopper and John E. Pepper attended at least 75 percent of the total number of meetings of the Board of Directors and Board committees on which they served.

We believe that attendance at meetings is only one means by which directors may contribute to the effective management of the Company and that the contributions of all directors have been substantial and are highly valued.

Summary of Director Annual Compensation

The compensation of Directors during 2001 was as follows:

Cash                     $40,000
Committee Meetings       $1,500 (for each meeting attended which is
                         not held in connection with a regular Board
                         meeting)
Commitment of Time       $1,500 per activity*
Outside Meetings
Committee Chairmen       $10,000 (per year for non-employee Chairmen of
                         Board Committees)
Restricted Stock         $25,000 (number of shares based upon market
                         value at time fee is payable-quarterly)
Options                  5,000 shares

Expenses Out-of-pocket expenses in connection with service

* Applies only to commitment of a significant amount of time on substantive matters including informal meetings of the Board or a Committee on days when there is no formal meeting of the Board or such Committee. Payment of such fees are subject to prior approval by the Chairman of the Executive Compensation and Benefits Committee except in the case of the Chairman of such Committee which must be approved by a majority of the members of such Committee.

Eligibility: Directors who are our employees receive no compensation for service as a director. Directors who are employees of subsidiary companies are not eligible to receive stock option awards.

Options: Issued at the fair market value on date of grant (generally on the date of the annual meeting of shareholders). The options vest over a three year period. Upon the occurrence of a change in control, as defined, all outstanding options become exercisable.

Restricted Stock: The number of shares issued is based on the market value at the time the fee is payable, which is in quarterly installments. The shares held by directors under this Plan are included in the Xerox securities owned shown in the biographies of the directors which appear on the pages that follow. The shares may not be sold or

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transferred except upon death, retirement, disability, change in control or termination as a director with the consent of the majority of the Board.

Director Biographies

Terms Used in Biographies

To help you consider the nominees, we use a biographical format that provides a ready reference on their backgrounds. Certain terms used in the biographies may be unfamiliar to you, so we are defining them here.

"Xerox securities owned" means the Company's Common Stock, including restricted shares of Common Stock issued under the Restricted Stock Plan For Directors, and Series B Convertible Preferred Stock. Series B shares are owned through the individual's account in the Xerox Employee Stock Ownership Plan. None of the nominees owns any of the Company's other securities.

"Options/Rights" is the number of the Company's shares of Common Stock subject to stock options and incentive stock rights held by a nominee.

"Immediate family" means the spouse, the minor children and any relatives sharing the same home as the nominee.

Unless otherwise noted, all Xerox securities held are owned beneficially by the nominee. This means he or she has or shares voting power and/or investment power with respect to the securities, even though another name -- that of a broker, for example -- appears in the Company's records. All ownership figures are as of May 31, 2002.

For information on compensation for officers, see the compensation section which follows.

Antonia Ax:son Johnson

    Age: 58        Director since: 1996

    Xerox securities owned: 8,394 common shares and an indirect interest in approximately 15,484 common shares through the Deferred Compensation Plan

    Options/Rights: 30,000 common shares

    Occupation: Chairman, Axel Johnson Group

    Education: BA, MA, University of Stockholm, Sweden

    Other Directorships: Axel Johnson AB; Axel Johnson Inc.; Axel
Johnson International; AhlensAB; Axfood AB; Nordstjernan AB; NCC AB; Axel and Margaret Ax:son Johnson Foundation

    Other Background: In 1971 joined the Axel Johnson Group; became primary stockholder in 1975 and Owner and Chairman in 1982. Chairman of the City Mission of Stockholm, and The World Childhood Foundation. Board Member, Royal Swedish Academy of Engineering Sciences. Member of the Audit and Executive Compensation and Benefits Committees of Xerox.

Vernon E. Jordan, Jr.

    Age: 66        Director since: 1974

    Xerox securities owned: 34,709 common shares and an indirect interest in approximately 6,809 common shares through the Deferred Compensation Plan


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    Options/Rights: 30,000 common shares

    Occupation: Senior Managing Director, Lazard Freres & Co. LLC; Of Counsel, Akin, Gump, Strauss, Hauer & Feld, LLP
Education: BA, DePauw University; JD, Howard University Law School

    Other Directorships: America Online Latin America, Inc.; American Express Company; Asbury Automotive Group; Callaway Golf Company; Clear Channel Communications, Inc.; Dow Jones & Co., Inc.; Howard University; J.C. Penney Company, Inc.; Revlon Group; Sara Lee Corporation; Shinsei Bank, Ltd (Senior Advisor) and LBJ Foundation.

    Other Background: Joined Lazard Freres & Co. LLC in January 2000.
Became a partner in the law firm of Akin, Gump, Strauss, Hauer & Feld in 1982, following ten years as President of the National Urban League, Inc. Member of the Bar of Arkansas, Georgia and the District of Columbia as well as the U.S. Supreme Court Bar. Co-Chair of the Ad Council's
Advisory Committee on Public Issues. Member of the Council on Foreign Relations, The American Law Institute, the American Bar Association, the National Bar Association and the Bilderberg Meetings. Member of the International Advisory Board of DaimlerChrysler; Fuji Bank and Barrick
Gold. Former Member of the National Advisory Commission on Selective Service, the American Revolution Bicentennial Commission, the
Presidential Clemency Board, the Advisory Council on Social Security, the Secretary of State's Advisory Committee on South Africa, the President's Advisory Committee of the Points of Light Foundation and the Council of the White House Conference "To Fulfill These Rights." Chairman of the Nominating Committee and member of the Executive and Finance Committees of Xerox.

Yotaro Kobayashi

    Age: 68         Director since: 1987

    Xerox securities owned: 40,203 common shares

    Options/Rights: 21,700 common shares

    Occupation: Chairman of the Board, Fuji Xerox Co., Ltd.

    Education: BA, Keio University; MBA, Wharton Graduate School,
University of Pennsylvania

    Other Directorships: Fuji Xerox Co., Ltd.; Callaway Golf Company; Nippon Telegraph and Telephone Corporation; and American Productivity & Quality Center.

    Other Background: Joined Fuji Photo Film Co., Ltd. in 1958 and was assigned to Fuji Xerox Co., Ltd. in 1963. Named President and Chief Executive Officer in 1978, Chairman and Chief Executive Officer in 1992 and Chairman of the Board in 1999. Chairman, Keizai Doyukai (Japan Association of Corporate Executives). Pacific Asia Chairman of the Trilateral Commission and Chairman of the Aspen Institute Japan. Member, the International Council of JP Morgan; the International Advisory Board of Booz Allen & Hamilton Inc.; the International Advisory Board of the Council on Foreign Relations; International Advisory Panel member for Singapore Technologies; the Advisory Council of the Institute for International Studies, Stanford University; the Board of Trustees, University of Pennsylvania and Keio University.

Hilmar Kopper

    Age: 67         Director since: 1991


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    Xerox securities owned: 27,786 common shares

    Options/Rights: 25,050 common shares

    Occupation: Former Chairman of the Supervisory Board, Deutsche BankAG

    Education: High school diploma

    Other Directorships: Akzo Nobel NV; Bayer AG; DaimlerChrysler AG; Solvay SA; Unilever NV

    Other Background: Apprenticeship with Rheinisch-Westfalischen Bank
AG in Cologne, 1954. Management trainee at J. Henry Schroder Banking Corporation, New York. Foreign Department, Deutsche Bank's Central
Office in Dusseldorf and Manager, Leverkusen branch, 1969. Appointed to the Board of Managing Directors of Deutsche Bank subsidiary European
Asian Bank AG in Hamburg, 1972. Executive Vice President, Deutsche Bank
AG, 1975; and Member of the Board of Managing Directors, Deutsche Bank AG, 1977. Spokesman of the Board of Managing Directors, December 1989 to May 1997. Member of the Audit and Nominating Committees of Xerox.

Ralph S. Larsen

    Age: 63        Director since: 1990

    Xerox securities owned: 28,379 common shares and an indirect interest in approximately 35,505 common shares through the Deferred Compensation Plan

    Options/Rights: 30,000 common shares

    Occupation: Former Chairman and Chief Executive Officer, Johnson &
Johnson

    Education: BBA, Hofstra University

    Other Directorships: Johnson & Johnson; AT&T Wireless

    Other Background: Joined Johnson & Johnson in 1962, was named Vice President of Marketing, McNeil Consumer Products Company in 1980. President of Becton Dickinson's Consumer Products Division, 1981 to 1983. Returned to Johnson & Johnson as President of its Chicopee subsidiary in 1983. Named a company Group Chairman in 1986, and Chairman of the Board and Chief Executive Officer in 1989 and retired in 2002. Former Chairman and a member of the Executive Committee of The Business Council and member of the Policy Committee of The Business Roundtable. Fellow, American Academy of Arts and Sciences. Served two years in the U.S. Navy. Chairman of the Executive Compensation and Benefits Committee and member of the Executive and Nominating Committees of Xerox.

Anne M. Mulcahy

    Age: 49        Director since: 2000

    Xerox securities owned: 291,012 common shares; 631 Series B Convertible Preferred shares and an indirect interest in approximately 36,298 shares through the Deferred Compensation Plan

    Options/Rights: 3,681,448 common shares

    Occupation: Chairman and Chief Executive Officer, Xerox Corporation

    Education: BA, Marymount College

    Other Directorships: Target Corporation; Axel Johnson Inc.;

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Catalyst; Fannie Mae; Fuji Xerox Company, Ltd.

    Other Background: Joined Xerox in 1976 as a sales representative and held various sales and senior management positions. Named Vice President for Human Resources in 1992; Senior Vice President in 1998; and Executive Vice President in 1999. Elected President and Chief Operating Officer in May 2000, Chief Executive Officer in August 2001 and assumed the additional role of Chairman on January 1, 2002. Chairman of the Executive Committee of Xerox.

N. J. Nicholas, Jr.

    Age: 62        Director since: 1987

    Xerox securities owned: 26,390 common shares and an indirect interest in approximately 37,135 common shares through the Deferred Compensation Plan

    Options/Rights: 30,000 common shares

    Occupation: Investor

    Education: BA, Princeton University; MBA, Harvard University
Graduate School of Business Administration

    Other Directorships: Boston Scientific Corporation; priceline.com, Incorporated; DB CapitalPartners

    Other Background: President and Co-Chief Executive Officer, Time-Warner Inc., 1990 to 1992. Former member of the President's Advisory Committee on Trade Policy and Negotiations and the President's Commission on Environmental Quality. Chairman of the Advisory Board of Columbia University Graduate School of Journalism, Trustee of Environmental Defense and a member of the Council on Foreign Relations. Chairman of the Finance Committee and member of the Audit Committee of Xerox.

John E. Pepper

    Age: 63        Director since: 1990

    Xerox securities owned: 66,929 common shares and an indirect interest in approximately 5,915 common shares through the Deferred Compensation Plan: immediate family owns 21,000 shares

    Options/Rights: 30,000 common shares

    Occupation: Chairman of the Executive Committee, The Procter &
Gamble Company

    Education: BA, Yale University

    Other Directorships: Motorola, Inc.; The Procter & Gamble Company

    Other Background: Joined Procter & Gamble in 1963. Named Executive Vice President and elected to the Board of Directors in 1984, named President in 1986, Chairman and Chief Executive in 1995, Chairman in 1999, retired as an active employee in September 1999, and re-elected Chairman of the Board in June 2000. Co-Chair, Development Campaign and Member, Executive Committee, National Underground Railroad Freedom Center. Fellow, Yale Corporation. Trustee, Christ Church Endowment Fund. Member of Executive Committee, Cincinnati Youth Collaborative. Member, American Society of Corporate Executives and Partnership for Drug Free America. Served three years in the U.S. Navy. Member of the Audit and Executive Compensation and Benefits Committees of Xerox.


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Thomas C. Theobald

    Age: 64        Director since: 1983

    Xerox securities owned: 27,802 common shares and an indirect interest in approximately 10,189 common shares through the Deferred Compensation Plan

    Options/Rights: 30,000 common shares

    Occupation: Managing Director, William Blair Capital Partners, LLC

    Education: AB, College of the Holy Cross; MBA, Harvard University Graduate School of Business Administration

    Other Directorships: Anixter International; Jones, Lang, LaSalle Inc.; The MONY Group; Liberty Funds

    Other Background: Began career with Citibank in 1960, appointed Vice Chairman and elected a Director of Citicorp in 1982. Chairman, Continental Bank Corporation, 1987 to 1994. Director of The MacArthur Foundation and the Associates of Harvard Business School. Life Trustee, Northwestern University. Member of the Committee on Architecture of the Art Institute of Chicago. Chairman of the Audit Committee and member of the Executive Compensation and Benefits Committee of Xerox.

EXECUTIVE OFFICERS

Executive Officer Biographies

Anne M. Mulcahy has served as President and Chief Operating Officer of Xerox Corporation since May 2000. She has also served as Chief Executive Officer since August 2001, and assumed the additional role of Chairman on January 1, 2002. Prior to her election as President and Chief Operating Officer, Ms. Mulcahy served as Senior Vice President from 1998 to 1999; and Executive Vice President from 1999 to 2000.

Carlos Pascual is an Executive Vice President of Xerox Corporation and President of Xerox Developing Markets Operations. He was appointed to this position January 2000 and has been an Executive Vice President since January 1999. His organization is focused on growth opportunities in emerging markets and countries around the world, including Latin America, the Middle East, Africa, the Eurasian countries, India and Russia. Prior to his current assignment, Mr. Pascual was Deputy Executive Officer within the Industry Solutions Operations business organization, and served as President, United States Customer Operations, from 1995 to 1998.

Lawrence A. Zimmerman is Senior Vice President and Chief Executive Office of Xerox Corporation. He was appointed to this position June 2002. Prior to joining Xerox in 2002, Mr. Zimmerman had been with System Software Associates, Inc., where he was Executive Vice President and Chief Financial Officer from 1998 - 1999. Prior to that, he retired from International Business Machines Corporation
(IBM), where he was Senior Finance Executive for IBM's Server Division from 1996
- 1998, Vice President of Finance for Europe, Middle East and Africa Operations from 1994 - 1996 and IBM Corporate Controller from 1991 - 1994. He held various other positions at IBM from 1967 - 1991.

Ursula M. Burns is President of the Document Systems and Solutions Group at Xerox Corporation. She was named to this position in October 2001. She has also served as Senior Vice President, Corporate Strategic Services since May, 2000. The Document Systems and Solutions Group manages all product development, manufacturing and marketing


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capabilities for the high-end production printing market, including software and color and monochrome systems. It also manufactures and markets Xerox supplies. From 1992 to 2000, Ms. Burns led several business teams, including the office color and fax business, office network copying business and the departmental business unit.

Thomas J. Dolan is President of the Xerox Global Services group at Xerox Corporation. He was named to this position in October 2001. He is also a Corporate Senior Vice President, appointed January 1999. Xerox Global Services' mission is to be a global leader in the growing document, content and knowledge management markets. Previously, Mr. Dolan served as President of the Global Solutions Group, where he was responsible for production printing, publishing and color product development, as well as the development and marketing of industry-specific solutions. In 1999, Mr. Dolan served as President of North American Solutions Group. Before that, he served two years as President of Xerox Business Services, the Company's document outsourcing business.

James A. Firestone is President, Corporate Operations Group at Xerox Corporation. He was appointed to this position October 2001. He is also a Senior Vice President, appointed October 1998. Mr. Firestone is responsible for the strategy and operational support functions that are managed as centralized corporate initiatives. This includes strategy, alliances, marketing and communications, e-Business and TeleWeb, information management, Xerox International Partners and Fuji Xerox relations. Prior to joining Xerox in 1998, Mr. Firestone had been with IBM where he was General Manager, Consumer Division from 1995 - 1998. He was President, Consumer Services at Ameritech Corporation from 1993 to 1995. Prior to this, he was with American Express Company where he was President, Travelers Cheques in 1993, Executive Vice President, Small Business and Corporate Services from 1989 - 1993, President, Travel Related Services - Japan from 1984 to 1989, Vice President, Finance and Planning, Travel Related Services - Japan from 1982 - 1984 and he held various other positions at American Express in Japan and at their headquarters from 1978 - 1982.

Herve J. Gallaire became President of the Xerox Innovation Group for Xerox Corporation in October 2001. He was named a Corporate Senior Vice President in December 1999. Mr. Gallaire, who is Xerox's Chief Technology Officer, is responsible for maximizing the company's billion- dollar annual investment in research and development. He is in charge of worldwide research and technology organizations, intellectual property management and licensing, and several technology companies in the Xerox portfolio. Prior to 1999, Mr. Gallaire managed the Xerox Research Centre Europe in Grenoble, France, from 1993 to 1998, during which period he became Chief Architect of the corporation and Vice President of the Xerox Architecture Center. Most recently, he served as Senior Vice President for Xerox Research and Technology.

Gilbert J. Hatch is President of the Office Systems Group at Xerox Corporation. He was named to this position in September 1999 Mr. Hatch is also a Corporate Senior Vice President, appointed October 1999. Mr. Hatch is responsible for the design and marketing of Xerox's Document Centre and WorkCentre Pro digital multifunction systems, and for managing Omnifax, a sales and service company.

Michael C. MacDonald is President of the North American Solutions Group for Xerox Corporation. He was named to the position June 2000. He was appointed a Corporate Senior Vice President for Xerox Corporation in July 2000. Mr. Mac Donald's organization is responsible for all products, services and solutions sold by the Xerox direct sales force in the United States and Canada. Prior to his appointment in 2000, he was Senior Vice President, Marketing, and Chief of Staff for NASG, where he was responsible for the enterprise-wide marketing organization.


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Hector J. Motroni is Senior Vice President and Chief Staff Officer at Xerox
Corporation. He was named to this position and became a Corporate Senior Vice President in January 1999. Mr. Motroni is responsible for human resources, office of the general counsel, external affairs, quality, and business excellence, facilities, real estate and general services. Prior to his present appointment, he was the corporation's Vice President, Human Resources and Quality.

Christina E. Clayton has been Vice President and General Counsel of Xerox Corporation since July 2000. She also became a corporate officer on that date. Ms. Clayton is responsible for managing the Office of General Counsel and for the legal affairs of the company, including legal counseling, litigation and patent acquisition. Prior to her appointment as Vice President and General Counsel, she served as Deputy General Counsel of Xerox Corporation.

Jean-Noel Machon is the President of the European Solutions Group (ESG) for Xerox Corporation. He was appointed to this position in September 2000. He has been a corporate officer since July 2000. Mr. Machon is responsible for managing the company's multi-billion-dollar European operations, driving business activity in more than 20 countries. ESG, headquartered in Ballycoolin (Dublin) and Uxbridge, markets Xerox's products, solutions and services throughout Europe and has manufacturing operations in Ireland, the United Kingdom and Holland and advanced research and development center in Grenoble, France. Prior to 2000, Mr. Machon was President of Xerox's General Market Operations Europe and North American General Markets Group and was previously Deputy Managing Director of GMO in Europe. GMO focuses on on-site support of Xerox office and printing products and manages the European concessionaire channel.

James J. Miller is President, Office Printing Business for Xerox Corporation. He was appointed to this position October 2001. He was elected a Corporate Vice President in July 2000. Mr. Miller is responsible for the Office Printing Business worldwide, the North American Agent Operations, and the North American Dealer Channel.

Gregory B. Tayler is Corporate Treasurer at Xerox Corporation. He was named to this position in November 2001. Mr. Tayler is also a Corporate
Vice President, appointed March 2000. As Treasurer, Mr. Tayler maintains the capital structure of the corporation, including developing worldwide funding strategies and overseeing customer equipment financing initiatives. He is also the corporation's primary interface to the capital markets, including credit rating agencies. Most recently, he served as Corporate Controller, overseeing financial planning and analysis, accounting, financial systems and operations. From 1997-1999, he served as Director, Accounting Policy and control. He was subsequently named Xerox Corporation's Assistant Treasurer, Global Capital Markets.

Leslie F. Varon is Vice President and Secretary for Xerox Corporation. She was named to this position October 2001. She was elected a Corporate Vice President in August 2001. Ms. Varon is responsible for corporate governance, for the communication and interpretation of the company's results and business strategies to shareholders and the investment community, and for shareholder services. From June, 1997 to August, 2001 she served as director, investor relations.

Gary R. Kabureck has served as the Assistant Corporate Controller and Chief Accounting Officer of Xerox Corporation since January, 2000. Mr. Kabureck is responsible for our worldwide books of account and finance systems; internal control and audit coordination activities; finance training; management of our non-standard agreements process; and maintaining, developing and interpreting our accounting policies. He attends Audit Committee meetings as a management invitee. Beginning in

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January 1997 and through January 2000, he served as our Vice President for
Financial Services.

OWNERSHIP OF COMPANY SECURITIES

We do not know of any person who, or group which, owns beneficially more than 5% of any class of its equity securities as of December 31, 2001, except as set forth below (1).

                                               AMOUNT
                      NAME AND ADDRESS OF      BENEFICIALLY    PERCENT
TITLE OF CLASS        BENEFICIAL OWNER         OWNED OF CLASS  OF CLASS

Series B Convertible  State Street Bank and    7,729,617       100%
Preferred Stock (2)   Trust Company, as
                      Trustee
                      225 Franklin Street
                      Boston, MA  02110 (3)

Common Stock          State Street Bank and    93,614,897 (4)  12.5% (5)
                      Trust Company, as

                      Trustee under other

                      plans and accounts
                      225 Franklin Street
                      Boston, MA 02110

Common Stock          Brandes Investment       76,001,506 (6)  10.6%
                      Partners, L.P.
                      11988 El Camino Real,
                      Suite 500
                      San Diego, CA  92130

Common Stock          Dodge & Cox              71,899,723 (7)  10.0%
                      One Sansome Street,
                      35th Floor
                      San Francisco, CA 94104

(1) The words "group" and "beneficial" are as defined in regulations issued by the Securities and Exchange Commission (SEC). Beneficial ownership under such definition means possession of sole voting power, shared voting power, sole dispositive power or shared dispositive power. The information provided in this table is based solely upon the information contained in the Form 13G filed by the named entity with the SEC.

(2) These shares have equal voting rights with the Common Stock except that each share of Preferred Stock has six votes per share.

(3) Held as Trustee under the Xerox Employee Stock Ownership Plan. Each participant may direct the Trustee as to the manner in which shares allocated to his or her account shall be voted. The Trust Agreement provides that the Trustee shall vote any shares allocated to participants' accounts as to which it has not received voting instructions in the same proportions as shares in participants' accounts as to which voting instructions are received. Shares which have not been allocated are voted in the same proportion. The power to dispose of shares is governed by the terms of the Plan and elections made by participants.

(4) Within this total as to certain of the shares, State Street Bank and Trust Company has sole voting power for 12,978,872 shares, shared voting power for 78,674,296 shares, sole dispositive power for 15,076,657 shares and shared dispositive power for 78,538,240 shares.

(5) Percentage based upon assumption that all Series B Convertible

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Preferred Stock were converted into 46,377,702 shares of Common Stock.

(6) Brandes Investment Partners, L.P. and its affiliate companies and partners own these shares in aggregate and have shared voting power for 61,946,980 and shared dispositive power for 76,001,506.

(7) Information is as of February 28, 2002. Within the total reported, as to certain of the shares, Dodge & Cox has sole voting power for 67,725,423 shares, shared voting power for 695,700 shares, sole dispositive power for 71,899,723 shares and no shared dispositive power for any of the shares.

Shares of Common Stock and Series B Convertible Preferred Stock (converted to Common Stock at a ratio of six to one) of the Company owned beneficially by its directors and nominees for director, each of the current executive officers named in the Summary Compensation Table below and directors and all current officers as a group, as of May 31, 2002 (except as otherwise noted below), were as follows:

                                AMOUNT               TOTAL
NAME OF BENEFICIAL OWNER        BENEFICIALLY OWNED   STOCK INTEREST

Ursula M. Burns                   175,623              591,756
Allan E. Dugan                    617,291            1,245,910
James A. Firestone                488,146              773,917
Anonia Ax:son Johnson              33,393               53,878
Vernon E. Jordan, Jr.              59,708               71,508
Yotaro Kobayashi                   56,902               61,903
Hilmar Kopper                      47,835               52,836
Ralph S. Larsen                    53,378               93,884
Michael C. Mac Donald             110,506              372,533
George J. Mitchell                 35,483               45,656
Anne M. Mulcahy                 1,041,190            4,012,541
N. J. Nicholas, Jr.                51,389               93,525
John E. Pepper                     91,928              102,845
Martha R. Seger                    43,392               59,104
Thomas C. Theobald                 52,801               67,991
Directors and All Officers
as a group*                     6,175,736           17,179,482

* Within the totals shown, information for all individuals named above and for all other Section 16(a) reporting officers is as of May 31, 2002 and for all other officers is as of March 31, 2002.

Percent Owned by Directors and Officers: Less than 1% of the aggregate number of shares of Common Stock and Series B Stock outstanding at May 31, 2002 is owned by each director and officer. The amount beneficially owned by all directors and officers as a group amounted to approximately 1%.

Amount Beneficially Owned: The numbers shown are the shares of Common Stock considered owned by the directors and officers in accordance with SEC rules. Shares of Common Stock which officers and directors had a right, within 60 days, to acquire upon the exercise of options or rights are included. All these are counted as outstanding for purposes of computing the percentage of Common Stock and Series B Stock outstanding and beneficially owned.

Total Stock Interest: The numbers shown include the amount shown in the Amount Beneficially Owned column plus options held by officers not exercisable within 60 days, incentive stock units and restricted shares. The numbers also include the interests of officers and directors in the Xerox Stock Fund under the Profit Sharing and Savings Plan and the Deferred Compensation Plans.

EXECUTIVE COMPENSATION

Report of the Executive Compensation and Benefits
Committee of the Board of Directors

Executive Officer Compensation

The Executive Compensation and Benefits Committee (Committee) of the Board of Directors determines the compensation paid to the Company's executive officers. The Committee's members are all independent, non- employee directors of the Company. The Committee does the following:

    o establishes the policies that govern the compensation paid to Xerox executive officers,

    o determines overall and individual compensation goals and objectives,

    o makes awards; and

    o certifies achievement of performance under the Company's various annual and long-term incentive plans and approves actual compensation payments.

Under the Committee's established policy, compensation and benefits provided executive officers are targeted at levels equal to or better than the compensation paid by a peer group of companies for equivalent skills and competencies for positions of similar responsibilities and desired levels of performance. The Company's executive compensation policies, plans and programs are designed to provide competitive levels of compensation that align pay with the Company's annual and long-term performance objectives. They also recognize corporate and individual achievement while supporting the Company objectives of attracting, motivating and retaining high-performing executives.

In determining compensation levels to meet compensation policy objectives, the Committee annually reviews, evaluates and compares Xerox executive officer compensation to relevant external competitive compensation data. During the year, the Committee reviewed the reported compensation data of firms that were part of the Business Week Computers and Peripherals Industry Group (included in the data shown on the performance graph on page TBD below). The Committee also reviewed a broader group of organizations with which the Company is likely to compete for executive expertise and which are of similar size and scope. The latter group includes large capitalization, global companies in technology, office equipment and other industries.

The Committee sets base salaries taking into account the competitive data referenced above. In addition, a substantial portion, generally two-thirds or more of targeted total compensation, of each executive officer's total compensation is at risk and variable from year to year because it is linked to specific performance measures of the business.

The year 2001 presented the Company with many unique challenges. Foremost among these challenges was the need to retain the senior leadership team in order to successfully design and begin the implementation of the Company's turnaround program. The principal retention and variable pay programs used by the Committee in 2001 to achieve the Company's leadership retention objectives and alignment with the Company's turnaround efforts are briefly described below:

2001 Cash Retention Awards: At its February 5, 2001 meeting, the Committee approved cash retention awards totaling approximately $2.8 million to be payable to 31 corporate officers, including James A.

Firestone (awards totaling $157,900), Ursula M. Burns (awards totaling $211,000) and Michael C. Mac Donald (awards totaling $152,500), assuming they remained employed by the Company through the designated payment dates.

Annual Performance Incentive Plan (APIP): Under APIP, executive officers of the Company may be eligible to receive performance-related cash payments. Payments are, in general, only made if Committee-established annual performance objectives are met.

The Committee approved an annual incentive target and maximum opportunity, expressed as a percentage of 2001 base salary, for each participating officer. At its meeting held on February 5, 2001, the Committee established overall threshold, target and maximum measures of performance and associated payment schedules.

The performance measures and weightings for 2001 were cash management (40%), performance profit (40%), and revenue (20%). Additional goals were also established for each officer that included business-unit specific and/or individual performance goals and objectives. The weights associated with each business-unit specific or individual performance goal and objective used vary and range from 20 percent to 50 percent of the total.

For 2001, the performance against the measures established at the February 5, 2001 meeting was as follows: cash management was above targeted levels, revenue growth was negative, and performance profit was below threshold level. In view of significant concerns with respect to executive retention and the need to continue progress on the Company's turnaround program, at its April 2, 2001 meeting, the Committee approved the payment of amounts equal to annual APIP target awards to participating executives, including all executive officers. As approved by the Committee, annual target award amounts were paid over four quarterly payments. Based on performance against business metrics, no additional APIP payouts were made for 2001 in relation to overall business performance. However, four officers, including Michael C. Mac Donald, received an additional payment under APIP reflecting their organizational performance.

Base Salary Adjustments: At its meeting on February 5, 2001, following a review of competitive information, the Committee approved base salary adjustments for select officers. The approved adjustments averaged 2.3% on an annualized basis.

Certain executive officers received an additional adjustment to their base salary level during 2001 as a result of new responsibilities, to reflect competitive market levels, and/or to address unique retention concerns.

Executive Performance Incentive Plan (EPIP): Approved by shareholders at the Company's Annual Meeting on May 18, 1995, EPIP provides the Committee with an incentive vehicle to compensate eligible executives for significant contributions to the performance of the Company. By design, EPIP permits the tax deductibility of payments made under EPIP even if an executive's compensation exceeds $1,000,000 in any year. Under federal tax law such excess would not be deductible in certain circumstances.

Under EPIP the Committee established a pool of 2% of the Company's Document Processing profit before tax (PBT) for the 2001 one-year performance period. For the three-year period commencing in 1999, a pool of 1 1/2% of cumulative PBT was established. Ten percent (10%) of the resulting PBT pool was made payable to Mr. Allaire. Five percent (5%) of the pool was made payable to each of the other participants in EPIP.

EPIP gives the Committee discretion to reduce the amount otherwise payable under an award to any participant to any amount, including zero, except in the case of a change in control as defined. The Committee cannot increase the amount determined by the above formula.

For the full year 2001, Paul A. Allaire, Anne M. Mulcahy and other executive officers participated in EPIP.

For 2001, the PBT pool amounted to zero because of the Company's failure to achieve positive PBT for the year.

Leveraged Executive Equity Plan (LEEP): Under the terms of the 1991 Long-Term Incentive Plan, the Committee implemented a three-year plan beginning in 1998 for key management executives, including most executive officers. The plan focuses on the achievement of performance objectives of the Document Processing business of the Company. When the objectives of the plan are achieved, shareholder value is enhanced and the plan provides for an opportunity to realize long-term financial rewards. The 1998-2000 performance cycle of LEEP required each executive participant to maintain, directly or indirectly, an investment in shares of common stock of the Company having a value as of December 31, 1997 of either 100%, 200%, 300% or 400% of a participant's annual base salary (investment shares).

In 1998, the Committee granted awards under LEEP to approximately 40 key executives that provided for non-qualified stock options for shares of common stock and incentive stock units. The award to each participant was based on the ratio of ten option shares and two incentive stock units for each investment share. The options became exercisable in three annual cumulative installments beginning in the year following the award. The incentive stock rights are payable in shares of common stock and vest in three annual installments beginning in the year following the award, provided specific Document Processing earnings per share (EPS) goals were achieved for each preceding year.

Thirty-three percent (33%) of the non-qualified stock options granted under the 1998 cycle became exercisable on January 1, 1999, January 1, 2000 and January 1, 2001, respectively.

For 2001, the EPS goal was not achieved and none of the incentive stock units vested.

At its meeting on December 4, 2000, the Committee approved a new three- year (2001-2003) performance cycle of LEEP (New LEEP). New LEEP is intended to deliver highly competitive compensation opportunities linked to the successful implementation of the Company's turnaround program and to provide significant retention incentives for participating executives.

New LEEP consists primarily of three equal annual grants of stock options and restricted stock. Award levels are determined to provide competitive long-term incentive opportunities if the business turnaround program is successfully implemented. Stock options under New LEEP vest fully after three years and remain exercisable for ten years following their date of grant. Restricted stock awarded under New LEEP vests 100% after one year. All executive officers and select other senior executives are eligible for New LEEP. The first annual grant under New LEEP was made on January 1, 2001. The second annual grant was made on January 1, 2002. There is no requirement for investment shares under New LEEP.

CEO Challenge Bonus: At its February 7, 2000 meeting, the Committee established the CEO Challenge Bonus program for the calendar years 2000 and 2001. The goals of the CEO Challenge Bonus program were to support the Company's need to retain key executives and provide additional incentives to improve the financial performance of the Company. Participants in LEEP, including the executive officers, were eligible to participate in the CEO Challenge Bonus. The CEO Challenge bonus provided an annual opportunity equal to one-half of each executive's annual bonus target amount payable over a period of four quarters if performance targets were met. For 2001, the CEO Challenge Bonus was based on quarterly EPS targets. The EPS targets for two quarters were achieved and bonus amounts were paid accordingly. For the remaining quarters of 2001, EPS targets were not achieved and bonus opportunities were forfeited. The CEO Challenge Bonus Program was terminated on December 31, 2001.

Chief Executive Officer Compensation

The compensation paid to Paul A. Allaire, Chairman and Chief Executive Officer from January 1, 2001 until July 31, 2001, and Chairman from August 1, 2001 through December 31, 2001 when he retired, was established by the Committee at its December 4, 2000, February 5, 2001 and April 2, 2001 meetings. The Committee's actions are described below as they relate to Mr. Allaire's compensation as reported in the charts and tables that accompany this report.

Base Salary: Mr. Allaire's annualized base salary remained at $1,200,000.

2001 Bonus: Mr. Allaire's annual target bonus remained at 100% of base salary and quarterly CEO Challenge bonus target remained at 13% of base salary. Target bonus payments were made pursuant to the Committee's action on April 2, 2001. The CEO Challenge bonus was paid for two quarters of 2001.

Long-Term Incentive: As previously disclosed, Mr. Allaire received an award under the New LEEP program as described earlier in the section summarizing Executive Officer Compensation. Under New LEEP, on January 1, 2001, Mr. Allaire received a stock option grant for 350,000 shares that vested on January 1, 2002, and a restricted stock award of 350,000 shares that vested on January 1, 2002. In addition, effective January 1, 2001, Mr. Allaire was awarded participation in a cash long-term incentive program that would have paid Mr. Allaire $3,000,000 at target levels of Company performance (maximum of $5,000,000), subject to negative discretion by the Committee, for the performance cycle ending December 31, 2001. Because the Company's performance was below threshold on the measures established under the cash long-term incentive program, no payments were made to Mr. Allaire under this program.

The Committee made these awards to provide the incentives necessary to retain and motivate Mr. Allaire to take the actions necessary to implement the turnaround program, focus Mr. Allaire on the development of his successor and provide compensation competitive with the Chairmen and Chief Executive Officers of other companies. Mr. Allaire received no additional separation benefits in connection with his retirement.

Effective August 1, 2001, Anne M. Mulcahy was elected Chief Executive Officer of the Company. Effective January 1, 2002, she was elected to the additional role of Chairman, upon the retirement of Mr. Allaire.

During the year, the Committee took the following actions with respect to the compensation paid to Mrs. Mulcahy.

Base Salary: Mrs. Mulcahy's annualized base salary remained at $1,000,000.

2001 Bonus: Mrs. Mulcahy's annual target bonus remained at 100% of base salary and her quarterly CEO Challenge Bonus target remained at 13% of base salary. Target bonus payments were made pursuant to the Committee's action on April 2, 2001. The CEO Challenge Bonus was paid for two quarters of 2001.

Long-Term Incentive: Mrs. Mulcahy received an award under the New LEEP program as described earlier in the section summarizing executive officer compensation. On January 1, 2001, Mrs. Mulcahy received a stock option grant for 934,600 shares that will vest one-third each January 1st following the grant effective date, and a restricted stock award for 250,000 shares that vested on January 1, 2002. At its meeting on August 28, 2001, following Mrs. Mulcahy's election as Chief Executive Officer, the Committee awarded Mrs. Mulcahy a stock option grant for 1,000,000 shares that will vest five years from the grant effective date.

Pursuant to New LEEP, effective on January 1, 2002, Mrs. Mulcahy received a stock option grant for 934,600 shares that will vest one- third each January 1st following the grant effective date, and a restricted stock award for 250,000 shares that will vest on January 1, 2003.

Retirement arrangement: At its meeting on August 28, 2001, following Mrs. Mulcahy's election as Chief Executive Officer, the Committee approved an enhanced retirement benefit for Mrs. Mulcahy that will pay a benefit beginning at age 55.

The Committee made these awards to provide the incentives necessary to retain Mrs. Mulcahy and to motivate her to take the actions necessary to implement the turnaround program and to restore shareholder value.

Detailed information concerning Mrs. Mulcahy's compensation as well as that of other highly compensated executives is displayed on the accompanying charts and tables.

Ralph S. Larsen, Chairman
Antonia Ax:son Johnson
John E. Pepper
Thomas C. Theobald

SUMMARY COMPENSATION TABLE

The Summary Compensation Table below provides certain compensation information for the Chief Executive Officer and the most highly compensated key executive officers (Named Officers) serving at the end of the fiscal year ended December 31, 2001, and for Paul A. Allaire who served as Chief Executive Officer through July 31, 2001, for services rendered in all capacities during the fiscal years ended December 31, 2001, 2000, and 1999. The table includes the dollar value of base salary, bonus earned, option awards (shown in number of shares) and certain other compensation, whether paid or deferred.

SUMMARY COMPENSATION TABLE


                                                                                         Long-Term
                                                                                    Compensation Awards
                                                                               ---------------------------------
                                                                Other Annual                         Underlying       All Other
Name and                                         Cash Bonus     Compensation   Restricted Stock     Options/SARs    Compensation
Principal Position         Year    Salary($)       ($)(A)         ($)(B)           ($)(C)              (#)(D)           ($)(E)
--------------------------------------------------------------------------------------------------------------------------------
Anne M. Mulcahy .........  2001    1,000,000     1,250,000         45,616         1,156,250           1,934,600         42,063
Chief Executive Officer    2000      721,667        45,063        115,023         2,681,250             310,000         34,642
                           1999      425,000             0         88,647                 0              15,328         13,578

Paul A. Allaire .........  2001    1,200,000     1,500,000         50,954         1,618,750             350,000         16,849
Chairman and Chief         2000    1,125,000       121,875        162,881         2,681,250             450,000         17,055
Executive Officer (F)      1999      975,000             0        118,644                 0              54,764         16,290

Barry D. Romeril ........  2001      675,000     1,175,000         49,089           963,125             467,300         27,708
Vice Chairman              2000      641,667        57,500        132,515           804,375             150,000         27,729
                           1999      575,000             0        175,351                 0              24,415         27,141

Allan E. Dugan ..........  2001      500,000       437,500         34,876           346,875             280,400         29,657
Executive Vice President   2000      462,500        37,188         99,471                 0              50,000         29,702
                           1999      425,000             0        112,044                 0              16,066         29,085

James A. Firestone ......  2001      400,750       463,975         22,179           115,625              93,500         17,853
Senior Vice President      2000      386,000        28,950         39,577           268,125              50,000         18,409
                           1999      384,167             0         31,283           274,024              10,857         18,436

Ursula M. Burns .........  2001      386,500       507,475         25,892           370,000             149,600         17,250
Senior Vice President      2000      326,667        15,000         53,863           268,125              40,000         17,650
                           1999      240,000             0        172,200                 0               6,255         12,274

Michael C. Mac Donald ...  2001      355,500       495,775         41,489           115,625              93,500         18,537
Senior Vice President      2000      321,939        18,750         53,319                 0              30,000         19,133
                           1999      265,000             0         73,080                 0               7,466         10,501

--------
(A) This column reflects annual cash bonuses earned during the years indicated under EPIP and for the years 2001 and 2000 includes the CEO Challenge Bonus. For 2001, the amount also includes payment of the annual target bonus to all covered officers and the payment of cash retention awards as discussed in the "Report of the Executive Compensation and Benefits Committee of the Board of Directors" as follows: Anne M. Mulcahy--$0, Paul A. Allaire--$0, Allan E. Dugan--$0, James A. Firestone--$157,900, Ursula M. Burns--$211,000, and Michael C. MacDonald--$152,500. Included in the 2001 amount for Barry D. Romeril is a special bonus payment of $500,000 as described under the section, "Termination Agreements".

(B) Other Annual Compensation includes executive expense allowance, dividend equivalents paid on outstanding incentive stock rights and restricted stock awards, perquisite compensation, tax-related reimbursements arising from relocation and/or international assignments and above-market interest.

(C) As discussed in the report of the Executive Compensation and Benefits Committee, for 2001 this column reflects restricted stock awarded under New Leep which is a three-year performance cycle that began on January 1, 2001. Restricted stock awarded vests one year from the date of the grant and provides the payment of dividend equivalents at the same time and in the same amount declared on one share of the Company's common stock. For 2000 and 1999, this column reflects incentive stock units awarded under the 1991 Plan or a predecessor plan where each unit represents one share of stock to be issued upon vesting at the attainment of a specific retention period. Each unit is entitled to the payment of dividend equivalents at the same time and in the same amount declared on one share of the Company's common stock. The number of restricted shares and units held by the Named Officers and their value as of December 31, 2001 (based upon the closing market price on that date of $10.42) was as follows: Anne M. Mulcahy--353,440 ($3,682,845), Paul A. Allaire--400,000
($4,168,000), Barry D. Romeril-- 244,650 ($2,549,253), Allan E. Dugan--75,000
($781,500), James A.

Firestone--38,580 ($402,004), Ursula M. Burns--123,800 ($1,289,996), and Michael
C. MacDonald--65,188 ($679,259). Excludes the second installment of grants of restricted stock made on January 1, 2002 under New LEEP as follows: Anne M. Mulcahy--250,000 ($2,591,250), Paul A. Allaire--0 ($0), Barry D. Romeril--0
($0), Allan E. Dugan--75,000 ($777,375), James A. Firestone--32,500 ($336,863),
Ursula M. Burns--80,000 ($829,200), and Michael C. MacDonald --25,000
($259,125).

(D) All stock options were awarded under the 1991 Plan. Stock options were awarded under New LEEP on January 1, 2001. Excludes the second installment of grants of stock options made on January 1, 2002 under New LEEP as follows: Anne M. Mulcahy--934,600, Paul A. Allaire--0, Barry D. Romeril--0, Allan E. Dugan--280,400, James A. Firestone--121,500, Ursula
M. Burns--149,600, and Michael C. MacDonald --93,500.

(E) The amount shown in this column consists of the estimated dollar value of the benefit to the officer from the Company's portion of insurance premium payments under the Company's Contributory Life Insurance Plan on an actuarial basis. The Company will recover all of its premium payments at the end of the term of the policy, generally at age 65.

(F) Retired effective January 1, 2002.

OPTION GRANTS

The following table sets forth information concerning awards of stock options to the Named Officers under the Company's 1991 Plan during the fiscal year ended December 31, 2001. The amounts shown for potential realizable values are based upon arbitrarily assumed annualized rates of stock price appreciation of five and ten percent over the full ten-year term of the options, pursuant to SEC regulations. Based upon a ten-year option term, this would result in stock price increases of 63% and 159% respectively or $7.7372 and $12.3203 for the options with the $4.75 exercise price and $15.0673 and $23.9921 for the options with the $9.25 exercise price. The amounts shown as potential realizable values for all shareholders represent the corresponding increases in the market value of 722,314,289 shares outstanding held by all shareholders as of December 31, 2001. Any gains to the Named Officers and the shareholders will depend upon future performance of the common stock of the Company as well as overall market conditions.

OPTION GRANTS IN LAST FISCAL YEAR

                                                                                             Potential Realizable Value At Assumed
                                                                                                Annual Rates Of Stock Price
                                                Individual Grants (1)(2)                        Appreciation For Option Term
                            ------------------------------------------------------------     -------------------------------------
                             Number of
                            Securities      % of Total
                            Underlying    Options Granted    Exercise or
                             Options      to Employees in     Base Price      Expiration
Name                        Granted(#)      Fiscal Year        ($ /SH)           Date               5%($)             10%($)
----------------------------------------------------------------------------------------------------------------------------------
Anne M. Mulcahy ........    934,600(3)       12.72%            $4.75           12/31/10         $ 2,791,883        $ 7,075,181
                          1,000,000(4)                          9.25           12/31/11           5,817,275         14,742,118
Paul A. Allaire ........    350,000(5)        2.30%             4.75           12/31/10           1,045,537          2,649,597
Barry D. Romeril .......    467,300(3)        3.07%             4.75           12/31/10           1,395,942          3,537,590
Allan E. Dugan .........    280,400(3)        1.84%             4.75           12/31/10             837,625          2,122,706
James A. Firestone .....     93,500(3)        0.61%             4.75           12/31/10             279,308            707,821
Ursula M. Burns ........    149,600(3)        0.98%             4.75           12/31/10             446,893          1,132,513
Michael C. Mac Donald ..     93,500(3)        0.61%             4.75           12/31/10             279,308            707,821
----------------------------------------------------------------------------------------------------------------------------------
All Shareholders ......        N/A            N/A               N/A              N/A         $4,708,400,497    $11,766,819,891
----------------------------------------------------------------------------------------------------------------------------------

--------
1. Exercise price is based upon fair market value on the effective date of the award. Excludes the second installment of grants of stock options made on January 1, 2002 under New LEEP as follows: Anne M. Mulcahy--934,600, Paul A. Allaire--0, Barry D. Romeril--0, Allan E. Dugan--280,400, James A. Firestone--121,500, Ursula M. Burns--149,600, and Michael C. MacDonald--93,500.

2. Options may be accelerated as a result of a change in control as described under "Option Surrender Rights".

3. Exercisable 33% on each of the following dates: January 1, 2002; January 1, 2003; and January 1, 2004.

4. Exercisable 100% on August 28, 2006.

5. Exercisable 100% on January 1, 2002.

OPTION EXERCISES/YEAR-END VALUES

The following table sets forth for each of the Named Officers the number of shares underlying options and SARs exercised during the fiscal year ended December 31, 2001, the value realized upon exercise, the number of options/SARs unexercised at year-end and the value of unexercised in-the-money options/SARs at year-end.

AGGREGATE OPTION/SAR EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUE

                                                                  Number of Shares                 Value of Unexercised
                             Value of                         Underlying Unexercised                   In-the-Money
                              Shares                              Options/SARs at                      Options/SARs
                            Underlying                               FY-End(#)                        at FY End($)(A)
                           Options/SARs       Value        ------------------------------     -------------------------------
Name                       Exercised(#)    Realized($)     Exercisable      Unexercisable     Exercisable    Unexercisable(B)
---------------------------------------------------------------------------------------------------------------------------
Anne M. Mulcahy..........       0             $0              309,401         2,134,007           $0            $6,362,779
Paul A. Allaire..........       0             $0            2,171,910           523,724           $0            $1,965,250
Barry D. Romeril.........       0             $0              404,281           589,814           $0            $2,623,890
Allan E. Dugan...........       0             $0              350,273           345,053           $0            $1,574,446
James A. Firestone.......       0             $0              362,000           154,357           $0            $  525,003
Ursula M. Burns..........       0             $0               51,360           195,435           $0            $  840,004
Michael C. Mac Donald....       0             $0               54,009           130,177           $0            $  525,003

--------
(A) Excludes the second installment of grants of stock options made on January 1, 2002 under New LEEP as follows: Anne M. Mulcahy--934,600, Paul A. Allaire--0, Barry D. Romeril--0, Allan E. Dugan--280,400, James
A. Firestone--121,500, Ursula M. Burns--149,600, and Michael C.
MacDonald--93,500.

(B) The value of unexercised options/SARs is based upon the difference between the exercise price and the average of the high and low prices on December 31, 2001 of $10.365. Option/SARs may be accelerated as a result of a change in control as described under "Option Surrender Rights".

RETIREMENT PLANS

Retirement benefits are provided to the executive officers of the

Company including the Named Officers primarily under unfunded executive supplemental plans and, due to Internal Revenue Code limitations, to a much lesser extent under the Company's Retirement Income Guarantee Plan. The table below shows, under the plans, the approximate annual retirement benefit that would accrue for the number of years of credited service at the respective average annual compensation levels. The earliest retirement age for benefit commencement generally is age 60. In the event of a change in control (as defined in the plans) there is no age requirement for eligibility. The benefit accrues generally at the rate of 1 2/3% per year of credited service, but for certain mid- career hire executives the rate is accelerated to 2 1/2%, including Barry D. Romeril and Allan E. Dugan. An accelerated benefit accrual also applies to Officers who were designated as Grandfathered Officers with twice the 1 2/3% accrual for 15 years and these participants are permitted to retire as early as age 55 (this group includes both Paul A. Allaire and Anne M. Mulcahy). No additional benefits are payable for participation in excess of 30 years for those accruing benefits at the rate of 1 2/3% per year, 20 years for those accruing benefits at the rate of 2 1/2% per year and 15 years for the Grandfathered Officers.

Average Annual
Compensation for       Annual Age 65 Benefits For Years of Credited
Five Highest Years               Service Indicated
-------------------   ---------------------------------------------
                      15 Years   20 Years    25 Years     30 Years
                      --------   ---------   ---------    ---------

  300,000 .........    70,000       93,000     117,000      140,000
  400,000 .........    95,000      127,000     158,000      190,000
  600,000 .........   145,000      193,000     242,000      290,000
  800,000 .........   195,000      260,000     325,000      390,000
1,000,000 .........   245,000      327,000     408,000      490,000
1,200,000 .........   295,000      393,000     492,000      590,000
1,400,000 .........   345,000      460,000     575,000      690,000
1,600,000 .........   395,000      527,000     658,000      790,000
1,800,000 .........   445,000      593,000     742,000      890,000
2,000,000 .........   495,000      660,000     825,000      990,000
2,200,000 .........   545,000      727,000     908,000    1,090,000
2,400,000 .........   595,000      793,000     992,000    1,190,000
2,600,000 .........   645,000      860,000   1,075,000    1,290,000
2,800,000 .........   695,000      927,000   1,158,000    1,390,000
3,000,000 .........   745,000      993,000   1,242,000    1,490,000
3,200,000 .........   795,000    1,060,000   1,325,000    1,590,000
3,400,000 .........   845,000    1,127,000   1,408,000    1,690,000
3,600,000 .........   895,000    1,193,000   1,492,000    1,790,000
3,800,000 .........   945,000    1,260,000   1,575,000    1,890,000

The maximum benefit is 50% of the five highest years' average annual compensation reduced by 50% of the primary social security benefit payable at age 65. The benefits shown are payable on the basis of a straight life annuity and a 50% survivor annuity for a surviving spouse. The plans provide a minimum benefit of 25% of defined compensation reduced by such social security benefit other than for the key executives accruing benefits at the accelerated rate.

The following individuals have the years of credited service for purposes of the plans as follows:

                                          Years of
                                          Credited
Name                                      Service (A)
----                                      -----------

Paul A. Allaire (B) ........................ 30
Anne M. Mulcahy ............................ 30
Barry D. Romeril ........................... 13

Allan E. Dugan ............................. 18
James A. Firestone .........................  4
Ursula M. Burns ............................ 21
Michael C. MacDonald ....................... 25

--------
(A) Thirty years is the maximum permitted credited service under the plans. Credited service shown reflects the accelerated accrual for mid- career hire executives and Grandfathered Officers. The years of credited service reflected can be applied to the annual benefit table above to determine the annual benefit.

(B) Upon Mr. Allaire's death, Mr. Allaire's alternate payee will receive a full and unreduced 50% survivor benefit based on Mr. Allaire's accrued benefits under the plans.

Compensation under the plans includes the amounts shown in the salary and bonus columns under the Summary Compensation Table other than payments under the 1991 Plan to the extent included in the bonus column.

The five highest years average compensation for purposes of the plans as of the end of the last fiscal year for the Named Officers is: Paul A. Allaire $2,480,485; Anne M. Mulcahy $868,862; Barry D. Romeril $967,567; Allan E. Dugan $722,243; James A. Firestone $574,781; Ursula M. Burns $381,861; and Michael C. MacDonald $402,235.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Severance Agreements

In October 2000, with the approval of the Executive Compensation and Benefits Committee and the Board, the Company entered into agreements with five of its executive officers, including Paul A. Allaire, Anne M. Mulcahy, and Barry D. Romeril, which provide severance benefits in the event of termination of employment under certain circumstances following a change in control of the Company (as defined). The circumstances are termination by the Company, other than because of death or disability, commencing prior to a potential change in control (as defined), or for cause (as defined), or by the officers for good reason (as defined). The officer would be entitled to receive a lump sum severance payment equal to three times the sum of:

   . the greater of (1) the officer's annual rate of base salary on the date notice of termination is given and (2) his/her annual rate of base salary in effect immediately prior to the change in control and

   . the greater of (1) the annual target bonus applicable to such officer for the year in which such notice is given and (2) the annual target bonus applicable to such officer for the year in which the change in control occurs.

"Cause" for termination by the Company is the:

    (i) willful and continued failure of the officer to substantially perform his/her duties,

   (ii) willful engagement by the officer in materially injurious conduct to the Company, or

  (iii) conviction of any crime which constitutes a felony.

"Good reason" for termination by the officer includes, among other things:

    (i) the assignment of duties inconsistent with the individual's status as an executive or a substantial alteration in responsibilities (including ceasing to be an executive officer of a public company),

   (ii) a reduction in base salary and/or annual bonus,

  (iii) the relocation of the officer's principal place of business, and

   (iv) the failure of the Company to maintain compensation plans in which the officer participates or to continue providing certain other existing employment benefits.

The agreements provide for the continuation of certain welfare benefits for a period of 36 months following termination of employment and contain a gross-up payment (as defined) if the total payments (as defined) are subject to excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended.

The agreements also provide that in the event of a potential change in control (as defined) each officer, subject to the terms of the agreements, will remain in the employ of the Company for nine months following the occurrence of any such potential change in control.

The agreements are automatically renewed annually unless the Company gives notice that it does not wish to extend them. In addition, the agreements will continue in effect for two years after a change in control of the Company.

The Company has also entered into agreements with 40 other officers or other key executives, including Ursula M. Burns, Allan E. Dugan, James A. Firestone and Michael C. MacDonald, that provide identical benefits described above, except that these officers and key executives would be entitled to receive a lump-sum severance payment equal to two times their annual compensation and they would receive welfare benefits continuance for a period of 24 months.

Termination Arrangements

On April 9, 2001, the Executive Compensation and Benefits Committee adopted a policy consistent with an existing practice, which authorizes the Chairman of the Board and CEO to enter into salary continuance agreements with selected officers who are nearing retirement. The purpose of the policy is to serve as a retention device. The salary continuance period can range between 12 and 24 months and would commence on a date as determined by the CEO. Salary is based upon the monthly salary in effect when the salary continuance begins. The current form of agreement provides that engagement by the officer in any "Detrimental Activity", as defined, would result in forfeiture of salary continuance, unfunded retirement benefits and bonuses and the cancellation of outstanding options. The Company has entered into such agreements with certain officers, including Barry D. Romeril.

In connection with his retirement from the Company, a revised compensation continuance agreement dated October 3, 2001, with Barry D. Romeril was entered into by the Company which had been approved by the Committee at its meeting on September 26, 2001. Among other things, the revised agreement with Barry D. Romeril provided for:

  . Compensation continuance at the rate of $101,250 per month for 24 months, commencing in January 2002;

  . Award of 50,000 Incentive Stock Rights, effective on September 26, 2001, that will vest on January 1, 2004,

  . Payment of target bonus in two quarterly installments of $135,000, and

  . Payment of an additional bonus amount of $500,000.

The additional compensation was provided to secure Barry D. Romeril's consulting services of up to 100 days during the period of compensation continuance in connection with financial transactions of strategic importance to the Company and to ensure a smooth transition to a new chief financial officer of the Company.

Employment Arrangements

In connection with his continued employment, the Company entered into an agreement with Carlos Pascual, Executive Vice President. The agreement was authorized by the Executive Compensation and Benefits Committee. The agreement arises out of changes made to Xerox Spain's pension plans consistent with proposed Spanish law requirements. It is designed to mitigate the potential impact of U.S. income tax on Mr. Pascual's retirement benefit, if any, as a result of the change in Spanish law. Subject to certain conditions in the Agreement, the Company has agreed to indemnify Mr. Pascual for U.S. income tax on his Spanish pension, if necessary. The Agreement also provides that for a period of three years following Mr. Pascual's employment with the Company he will be provided with salary continuance at a rate of Spanish pesetas 4,389,600 per month (approximately $23,546 at current exchange rates) as he serves in the capacity of Chairman of Xerox Espana, S.A. at the discretion of the CEO of the Company. He will also be provided with relocation assistance in an amount not to exceed $100,000.

In connection with Lawrence A. Zimmerman joining the Company as Senior Vice President and Chief Financial Officer, the Company and Mr. Zimmerman entered into a Letter Agreement dated May 20, 2002. Under the terms of the Letter Agreement, which was presented to and approved by the Executive Compensation and Benefits Committee, Mr. Zimmerman's initial annual base salary was fixed at $450,000 and target bonus of 70% of base salary was established. The actual bonus amount will depend upon Company performance and Mr. Zimmerman's performance against specified personal objectives during 2002. He was also awarded options with respect to 271,500 shares at an option price of $8.975 per share, the fair market value per share on the effective date of his election. Of these, 150,000 were issued as a signing bonus and fully vest on January 1, 2005, while the balance of 121,000 were issued as part of his initial New LEEP award and vest in annual installments of one-third commencing on January 1, 2003. The New LEEP award also included an award of 32,500 restricted shares of Common Stock vesting on January 1, 2003. Under the Letter Agreement, Mr. Zimmerman will participate in the Supplemental Executive Retirement Plan with a minimum retirement benefit of 12.5% of his average eligible compensation after 2.5 years of service. The Company has also entered into a Severance Agreement with Mr. Zimmerman of the kind described above under "Severance Agreements". The Severance Agreement would provide a lump-sum severance payment equal to two times his annual compensation. The Letter Agreement also provides for a lump sum payment by the Company of $90,000, less applicable withholding taxes, in lieu of expenses related to his relocation from Boulder, Colorado.

Option Surrender Rights

All non-qualified options under the 1991 and the 1998 Plans are accompanied by option surrender rights. If there is a change in control, as defined in the plans, all such rights which are in the money become payable in cash based upon a change in control price as defined in the plans. The 1991 Plan also provides that upon the occurrence of such an event, all restricted stock and incentive stock rights become payable in cash. In the case of rights payable in shares, the amount of cash is based upon such change in control price and in the case of rights payable in cash, the cash value of such rights. Rights payable in cash but which have not been valued at the time of such an event are payable at the maximum value as determined by the Executive Compensation and Benefits Committee at the time of the award. Upon accelerated payment, such rights and any related non-qualified stock options will be canceled.

Grantor Trusts

The Company has established grantor trusts with a bank for the purpose of paying amounts due under the deferred compensation plan and the severance agreements described above, and the unfunded supplemental retirement plans described above. The trusts are presently unfunded, but the Company would be required to fund the trusts upon the occurrence of certain events.

Legal Services

The law firm of Akin, Gump, Strauss, Hauer & Feld LLP, of which Vernon
E. Jordan, Jr. is of counsel, was retained by and rendered services to the Company in 2001.

Litigation

In re Xerox Derivative Actions: A consolidated putative shareholder derivative action is pending in the Supreme Court of the State of New York, County of New York against several current and former members of the Board of Directors including William F. Buehler, B.R. Inman, Antonia Ax:son Johnson, Vernon E. Jordan, Jr., Yotaro Kobayashi, Hilmar Kopper, Ralph Larsen, George J. Mitchell, N.J. Nicolas, Jr., John E. Pepper, Patricia Russo, Martha Seger, Thomas C. Theobald, Paul Allaire, G. Richard Thoman, Anne Mulcahy and Barry Romeril, and KPMG, LLP. The plaintiffs purportedly brought this action in the name of and for the benefit of the Company, which is named as a nominal defendant, and its public shareholders. The second consolidated amended complaint alleges that each of the director defendants breached their fiduciary duties to the Company and its shareholders by, among other things, ignoring indications of a lack of oversight at the Company and the existence of flawed business and accounting practices within the Company's Mexican and other operations; failing to have in place sufficient controls and procedures to monitor the Company's accounting practices; knowingly and recklessly disseminating and permitting to be disseminated, misleading information to shareholders and the investing public; and permitting the Company to engage in improper accounting practices. The plaintiffs further allege that each of the director defendants breached their duties of due care and diligence in the management and administration of the Company's affairs and grossly mismanaged or aided and abetted the gross mismanagement of the Company and its assets. The second amended complaint also asserts claims of negligence, negligent misrepresentation, breach of contract and breach of fiduciary duty against KPMG. Additionally, plaintiffs claim that KPMG is liable to Xerox for contribution, based on KPMG's share of the responsibility for any injuries or damages for which Xerox is held liable to plaintiffs in related pending securities class action litigation. On behalf of the Company, the plaintiffs seek a judgment declaring that the director defendants violated and/or aided and abetted the breach of their fiduciary duties to the Company and its shareholders; awarding the Company unspecified compensatory damages against the director defendants, individually and severally, together with pre-judgment and post-judgment interest at the maximum rate allowable by law; awarding the Company punitive damages against the director defendants; awarding the Company compensatory damages against KPMG; and awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys' and experts' fees. The individual defendants deny the wrongdoing alleged and intend to vigorously defend the litigation.

Pall v. Buehler, et al.: On May 16, 2002, a shareholder commenced a derivative action in the United States District Court for the District of Connecticut against KPMG Peat Marwick (KPMG). The Company was named as a nominal defendant. Plaintiff purported to bring this action derivatively in the right, and for the benefit, of the Company. He contended that he is excused from complying with the prerequisite to make a demand on the Xerox Board of Directors, and that such demand would be futile, because the directors are disabled from making a disinterested, independent decision about whether to prosecute this action. In the original complaint, plaintiff alleged that KPMG, the Company's former outside auditor, breached its duties of loyalty and due care owed to Xerox by repeatedly acquiescing in, permitting and aiding and abetting the manipulation of Xerox's accounting and financial records in order to improve the Company's publicly reported financial results. He further claimed that KPMG committed malpractice and breached its duty to use such skill, prudence and diligence as other members of the accounting profession commonly possess and exercise. Plaintiff claimed that as a result of KPMG's breaches of duties, the Company has suffered loss and damage. On May 29, 2002, plaintiff amended the complaint to add as defendants the present and certain former directors of the Company. He added claims against each of them for breach of fiduciary duty, and separate additional claims against the directors who are or were members of the Audit Committee of the Board of Directors, based upon the alleged failure, inter alia, to implement, supervise and maintain proper accounting systems, controls and practices. The amended derivative complaint demands a judgment declaring that the defendants have violated and/or aided and abetted the breach of fiduciary and professional duties to the Company and its shareholders; awarding the Company unspecified compensatory damages, together with pre-judgment and post-judgment interest at the maximum rate allowable by law; awarding the Company punitive damages; awarding the plaintiff the costs and disbursements of the action, including reasonable attorneys' and experts' fees; and granting such other or further relief as may be just and proper under the circumstances. The individual defendants deny the wrongdoing alleged and intend to vigorously defend the litigation.

Lerner v. Allaire, et al.: On June 6, 2002, a shareholder, Stanley Lerner, commenced a derivative action in the United Stales District Court for the District of Connecticut against Paul A. Allaire, William F. Buehler, Barry D. Romeril, Anne M. Mulcahy and G. Richard Thoman. The plaintiff purports to bring the action derivatively, on behalf of the Company, which is named as a nominal defendant. Previously, on June 19. 2001, Lerner made a demand on the Board of Directors to commence suit against certain officers and directors to recover unspecified damages and compensation paid to these officers and directors. In his demand, Lerner contended, inter alias, that management was aware since 1998 of material accounting irregularities and failed to take action and that the Company has been mismanaged. At its September 26. 2001 meeting, the Board of Directors appointed a special committee to consider, investigate and respond to the demand. The special committee is still deliberating. In this action, plaintiff alleges that the individual defendants breached their fiduciary duties of care and loyalty by disguising the true operating performance of the Company through improper undisclosed accounting mechanisms between 1997 and 2000. The complaint alleges that the defendants benefited personally, through compensation and the sale of company stock, and either participated in or approved the accounting procedures or failed to supervise adequately the accounting activities of the Company. The plaintiff demands a judgment declaring that defendants intentionally breached their fiduciary duties to (he Company and its shareholders; awarding unspecified compensatory damages to the Company against the defendants, individually and severally, together with pre-judgment and post-judgment interest; awarding the Company punitive damages; awarding the plaintiff the costs and disbursements of the action, including reasonable attorneys' and experts' fees; and granting such other or further relief as may be just and proper. The individual defendants deny the wrongdoing alleged and intend to vigorously defend the litigation.


TEN-YEAR PERFORMANCE COMPARISON

The chart below provides a comparison of Xerox cumulative total shareholder return with the Standard & Poor's 500 Composite Stock Index and the Business Week Computers and Peripherals Industry Group, excluding Xerox (Peer Group).

                          BASE
                         PERIOD
COMPANY NAME/INDEX       DEC 91    DEC 92    DEC 93    DEC 94    DEC 95    DEC 96    DEC 97    DEC 98    DEC 99    DEC 00    DEC 01
------------------       ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
XEROX CORP                $100    $120.48   $141.13   $161.05   $228.50   $269.43   $385.01   $623.77   $244.87   $ 51.67   $117.38
S&P 500 INDEX              100     107.62    118.46    120.03    165.13    203.05    270.79    348.18    421.44    383.07    337.54
BUSINESS WEEK COMPUTERS
& PERIPHERALS              100      83.26     94.22    121.15    165.16    238.28    332.15    598.73    903.60    627.54    495.68

The Peer Group consists of the following companies as of December 31, 2001:
Apple Computer, Compaq Computer, Dell Computer, EMC, Gateway, Hewlett-Packard, International Business Machines, Lexmark International, Maxtor, Palm, Quantum DLT and Storage Systems, Silicon Graphics, Storage Technology, Sun Microsystems, Unisys and Western Digital.

This chart assumes the investment of $100 on December 31, 1991 in Xerox Common Stock, the S&P 500 Index and the Peer Group Common Stock, and reinvestment of quarterly dividends at the monthly closing stock prices. The returns of each company have been weighted annually for their respective stock market capitalizations in computing the S&P 500 and Peer Group indices.

DIRECTORS AND OFFICERS LIABILITY INSURANCE AND INDEMNITY

On June 21, 2002 the Company extended its policies for directors and officers liability insurance covering all directors and officers of the Company and its subsidiaries. The policies are issued by Executive Risk Specialty Indemnity, Inc., Gulf Insurance Company, XL Specialty Insurance Company, Twin City Fire Insurance Company, Houston Casualty Company, Rock River Insurance Company and Allied World Assurance Company. The policies have a one-year term from June 25, 2002 to June 25, 2003 and a total annual premium of $4,902,607.

The Company has received a payment under previously issued policies of $244,870 for reimbursement of investigation cost in connection with a shareholder derivative suit filed in the New York State Supreme Court, County of Monroe titled James M. Hartman vs. G. Richard Thoman et. al. The case has since been dismissed by the court and the time for appeal has expired.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

There was a failure to file Form 3, Beneficial Ownership Report, on a timely basis with the SEC as required under Section 16 (a) of the Securities Exchange Act of 1934 on behalf of James A. Firestone and

Jean-Noel Machon who purchased shares of the Company's common stock. The purchases were reported as soon as the omissions were discovered; for Mr. Firestone on September 27, 2001 and for Mr. Machon on January 10, 2002.